FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.         Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

                                                                        (Registrant)

Dated: January 27, 2005                                 BY:      Chris Robbins

It’s       Vice President

                                                                                    (Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West Hastings Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

January 25, 2005

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:                  ANGLO SWISS RESOURCES INC.

                        SEC FILE NO.  0-08797

                        FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

/s/ Chris Robbins

Per:      Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC. #1904 837 West Hastings Street Vancouver, B.C. V6C 3N7	January 20, 2005 TSX Venture: ASW OTC Bulletin Board: ASWRF Berlin: AMO

POTENTIAL DIAMONDIFEROUS DIATREME DISCOVERED

Anglo Swiss Resources Inc. Expands Land Position for Diamond Exploration

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) now controls 100% of  31,000 hectares in a contiguous claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme.

Anglo Swiss President, Len Danard stated, “We believe we have located a second diatreme approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area. This new development is a perfect complement to our existing gemstone properties in south-eastern British Columbia.”

Work To-date

Anglo Swiss originally staked two adjoining claims in June of 2004 (McAllister & Pipe) and then added the K1 – K4 claims in November.  Initial work focused on the McAllister claim due to its physical attributes recognised from a helicopter.  One specimen was collected and submitted for petrographic analysis.

The sampled portion of the pipe is described as “an ultramafic coarse fragmented rock named a heterolithic fragmental biotite lamprophyre breccia”.  To further assess the diatreme a larger 20 kg. sample has been submitted for physical separation of indicator minerals at a laboratory specializing in diamond exploration. Results will be released upon receipt.

Recommended Programs

Additional work is needed and warranted on this exciting discovery and a comprehensive exploration program is currently being designed.  Attached as Schedule “A” to this news release is a Report titled: “Preliminary Field Examination of Nelson Area Diatreme, October 6-7, 2004 by W.G. Timmins, P.Eng & G. C. Macdonald, P.Geo, dated January 11, 2005”.  The authors are both qualified persons by NI43-101 definition, and are familiar with exploration for and experienced in discovery of diamond bearing kimberlite diatremes in the Northwest Territory.

On behalf of the Board,

"Len Danard"

President & CEO

For further information please contact:                      Telephone:      604-683-0484

Anglo Swiss Resources Inc.                                        Fax:                604-683-7497

or Investor Relations at

Daimler Partners                                                         Telephone:      604-605-8522

Mr. Peter Holt

Internet    www.anglo-swiss.com

Email:      info@anglo-swiss.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

SCHEDULE “A”

WGT CONSULTANTS (NWT) LTD.

3920 RAGGED ASS LANE

YELLOWKNIFE  NWT  X1A 1Z7

JANUARY 11, 2005

PRELIMINARY FIELD EXAMINATION OF NELSON AREA DIATREME

OCTOBER 6 – 7, 2004

BY

W.G.TIMMINS, P. ENG.

AND

G.C. MACDONALD, P.GEO.

FOR

ANGLO SWISS RESOURCES INC.

SUITE 1904 – 837 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA,  V6C 3N7

CANADA

INTRODUCTION

            At the request of Anglo Swiss Resources Inc., W.G. Timmins, P.Eng and G.C. Macdonald, P.Geo conducted a site examination of the McAllister claim held by Anglo Swiss near Nelson, B.C.  The claim is located on claim sheet 82F-6 and lies 13.5 kilometers southeast of the city of Nelson.   Access is currently by helicopter, but old logging roads are available for ground access with minor upgrading.  The authors are both qualified persons by NI43-101 definition, and are familiar with exploration and experienced in discovery of diamond bearing kimberlite diatremes in the Northwest Territory.

GEOLOGY

            The claim is underlain by stratified rocks of the Lower Cambrian Series, straddling the Laib and Reno formations, which has been intruded by a variety of granitic rocks.  At the McAllister property, the stratified rocks have been intruded by a diatreme breccia.  This rock is a dark unit, grey to black in color and contains a variety of exotic fragments.  From only one hand specimen submitted for petrographic analysis, that sampled portion of the pipe is described as “an ultramafic coarse fragmented rock named a heteroithic fragmental biotite lamprophyre breccia”.  This sample represents only a small portion of the overall breccia, and further sampling will be required to properly recognise the systems petrography.  A larger sample (20 kilograms) has been submitted for physical separation of indicator minerals at a laboratory specialising in diamond exploration to further assess the diatreme.

            The sampled diatreme, (referred to now as “McAllister”) may be spatially related to a major north-west to south-east structural break in the earth’s crust.  This break may have provided deep-seated access for the diatreme to reach the surface, or may be coincident and unrelated.  An additional diatreme was recognised from the helicopter some 4 kilometers north-west of the McAllister Diatreme, suggesting that multiple diatremes (a “cluster”) may be present within a structurally favourable zone.  Airborne magnetic anomalies with characteristics typical of diatremes (small, circular anomalies) are also present locally on Geological Survey of Canada magnetic plans.

Further exploration work is warranted for the McAllister project and should include:

(1)  Staking of additional claims to protect the favourable area nearby prospective to host diatremes;

(2)  Collection of a representative group of samples across the entire section of both diatremes observed to date to test for indicator minerals; and

(3)  Stream drainage panning to locate additional anomalous areas.

Respectfully submitted,

Signed,

END.